Exhibit 99.1

ANNOUNCEMENT

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced that Gerdau Group has signed a definitive agreement to acquire QUANEX CORPORATION, for US$ 39.20 per share in cash. Quanex Corporation’s Board of Directors has unanimously approved the transaction and is expected to recommend to its shareholders that they vote in favor of the offer. The offer price values Quanex Corporation’s equity at US$ 1.458 billion. The amount will be paid by existing cash.

Quanex Corporation, through its MacSteel division, is the second largest producer of specialty steel (Special Bar Quality - SBQ) in the United States. It operates three mini-mills, located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream operations located in the states of Michigan (two), Ohio, Indiana (two) and Wisconsin. MacSteel has approximately 1,600 employees and an installed capacity of 1.2 million metric tons of crude steel and 1.1 million metric tons of rolled products per year.

The agreement does not include Quanex’s Building Products business, which is a non steel related operation. Quanex has announced the spin-off of this business to its shareholders prior to the completion of the proposed acquisition.

The transaction is subject to the approval of Quanex Corporation’s shareholders and other customary closing conditions, including regulatory approvals, and is expected to close by the end of the first calendar quarter of 2008.

The acquisition of this company will allow the Gerdau Group to enlarge its presence in the global automotive industry as a supplier of long specialty steel products (SBQ). The presence in the United States as a major producer of this kind of products consolidates Gerdau’s position as a global supplier and opens new possibilities for growth in the globalized market for these products.

Rio de Janeiro, November 19, 2007.

Osvaldo B. Schirmer
Executive Vice-President
Director of Investor Relations